

January 31, 2011

Mr. Gary Atkinson
Chief Executive Officer
The Singing Machine Company, Inc.
6601 Lyons Road
Building A-7
Coconut Creek, FL 33073

> **Re:** **The Singing Machine Company, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed July 14, 2010**
> **Forms 10-Q for the quarters ended June 30 and September 30, 2010**
> **File No. 0-24968**

Dear Mr. Atkinson:

We have reviewed your response letters dated January 19, 2011 and December 14, 2010 and have the following comments. As noted in our letter dated November 17, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 23

1. We note your response to comment one from our letter dated December 21, 2010. Please amend your filings to revise your conclusion to "not effective."

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

2. We note your response to comments two and three from our letter dated December 21, 2010. For all periods presented, provide us a schedule of your accrued sales returns as compared to your actual sales returns for defective products since the percentage of defective goods has increased significantly in the years presented. Tell us in greater detail how you determine your estimate of defective goods. Also, due to the lengthy return period, tell us about your financial reporting policy for reconciling the actual with the accrual and how you properly match the defective allowance with the period in which the sales have occurred.

3. Furthermore, we note significant variations in your gross profit margin over the years presented and the quarters within the years. Please tell us in detail and expand your disclosure to provide the reasons for the variations. We would have expected your declining sales to be met with declining gross profits as many manufacturers have reduced prices to stimulate sales.

4. We note your responses to comments four and eight from our letters dated November 17, 2010 and December 21, 2010, respectively. It is still unclear to us why you believe your "customer credits on account" is appropriately labeled since it relates to "customers not buying enough product to offset credits from defective returns." It also implies that your line item "customer credits on account" are not liabilities for returns of defective goods or even obligations to your customers, while we to believe that they clearly are. As such, we continue to believe such line item should not be labeled as "customer credits on account." Please revise.

5. We note your response to comment eight from our letter dated December 21, 2010. It appears that your line item "deferred gross profit on estimated returns" should be labeled as "warranty provisions" as you stated in your response and further believe you should provide such proposed disclosures in your amendment.

6. Tell us in detail about your return program for CDG music. A 15-20% return rate seems like a high percentage of returns from the ultimate customers when sales initially are accounted for on the consignment basis. Please advise.

7. We note your response to comment nine from our letter dated December 21, 2010. Please disclose in detail your accounting policy for the line item *currently* labeled "customer credits on account." Please provide us with your proposed disclosures.

Note 8 – Financing, page F-10

8. We note your response to comment ten from our letter dated December 21, 2010. Your proposed disclosure needs further expansion to quantify the funds that are available from your parent, The Starlight Group, and your cash requirements. Please revise and include your proposed disclosures in the amended filing.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director